July 1, 2014

Via EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Attention:	Daniel L. Gordon, Branch Chief
Jorge L. Bonilla

RE:	CME Group Inc. Form 10-K for the fiscal year ended December 31, 2013, filed March 3, 2014, File No. 001-31553
Dear Mr. Gordon:
CME Group Inc. (the “Company”) has received the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated May 30, 2014, regarding the Commission’s review of the above-referenced Company filing (the “Comment Letter”). The Company hereby submits its response to the Staff’s comment contained in the Comment Letter, as set forth below. For the convenience of the Staff, the Staff’s comment has been reproduced below and is set forth in bold and italics immediately prior to the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2013 filed March 3, 2014
Cash Requirements, page 46

1.
We note your disclosure on page 47 that debt obligations include repayment of the debt obligation as well as interest payments associated with the debt obligations. We also note that the amount of debt obligations included within the contractual obligations table on page 46 approximates the principal amount disclosed in note 8 on page 71. Please tell us the amount of interest payments included in your contractual obligations table, the contractual terms of your debt agreements relating to interest payments, and reconcile to the disclosure in note 8.

Response:
The tabular contractual obligations disclosure on page 46 did not include interest payments associated with the debt obligations. The tabular contractual obligations disclosure and the long-term debt maturities table in Note 8 both include the principal amount of the debt obligations. Interest on the Company’s debt obligations is paid semiannually in arrears based on the stated rate. Had the tabular contractual obligations disclosure included interest payments as of December 31, 2013, the debt obligations column would have increased by the following amounts (in millions):

Year	Amount
2014	$110.8
2015-2016	178.4
2017-2018	164.9
Thereafter	1,083.8

The disclosures within Note 8 on page 71 and Liquidity and Capital Resources - Debt Instruments on page 48 include par value, stated rate and maturity date for each debt obligation, which can be used to calculate future interest payments. In future filings, the Company will include all applicable obligations that fall within the specified categories of Item 303(a)(5)(i) of Regulation S-K within the contractual obligations table, including interest commitments for interest-bearing debt.
Acknowledgement
In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions, concerns or additional comments regarding the foregoing, please contact me at (312) 930-3488 (phone) or (312) 930-4556 (fax).
Sincerely,

Kathleen M. Cronin
Senior Managing Director, General Counsel and
Corporate Secretary